Exhibit 10.3

September 15, 2005

Mr. Bruce A. Williamson

79 Wincrest Falls

Cypress, Texas 77429

Re:	Second Amendment to October 18, 2002, employment agreement

Dear Bruce:

Reference is made to your October 18, 2002, employment agreement (the “Original Agreement”) with Dynegy Inc. (the “Company”). This letter sets forth the Company’s agreement with you with respect to amending the Original Agreement as set forth in this Second Amendment to the Original Agreement (the “Second Amendment”).

In consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, you and the Company agree to amend the Original Agreement as follows:

I.

Paragraph 1 of the Original Agreement is hereby amended and restated in its entirety as follows:

“Your title shall be Chief Executive Officer of the Company. You currently serve as Chairman of the Board of Directors of the Company (the ‘Board”) and you will continue to serve in such capacity at the discretion of the Board and the shareholders, as appropriate. In your capacity as Chief Executive Officer, you will report to the other members of the Board. Your duties will include such lawful duties as may be delegated to you from time to time by the Board. You shall devote your full time, energy and skill to the performance of your duties for the Company, and will exercise due diligence and reasonable care in the performance of such duties. You will be employed at the Company’s headquarters in Houston, Texas.”

II.

Paragraph 2(a) of the Original Agreement, as amended by Amendment No. 1 to such Agreement, is hereby amended and restated in its entirety as follows:

“(a) Unless earlier terminated as provided for herein, the term of this Agreement shall commence on the date of execution of this Second Amendment and end on October 23, 2006 (such period, and any extension thereof pursuant to the next succeeding sentence, the ‘Term’). At the time the Term would otherwise expire, the Term shall automatically be extended for an additional one (1) year period unless either the Company or you provide written notice not less than sixty (60) days prior to the date on which this Agreement would otherwise be automatically extended that such party is electing not to so extend the Term.”

III.

The first paragraph of Paragraph 2(b) of the Original Agreement is hereby amended and restated in its entirety as follows:

“(b) If your employment with Dynegy is terminated for ‘cause’ or terminates due to your voluntary resignation (other than pursuant to a voluntary resignation resulting from either a ‘constructive termination’ as set forth in Paragraph 2(c) or any of the circumstances contemplated by Paragraph 2(d)), Dynegy shall have no further obligation to you except for the payment of amounts due before the date of such termination. You further agree that the benefits which you have received from the execution of this Agreement through the date of such termination constitute sufficient consideration for your obligations pursuant to Paragraph 4, notwithstanding the fact that the Company has no further obligation to you except for the payment of amounts due before the date of such termination.”

IV.

Paragraph 2(c) of the Original Agreement is hereby amended and restated in its entirety as follows:

“(c) If your employment is terminated during the Term by the Company without cause or by you due to a resignation following ‘constructive termination’ (as defined below) other than in such circumstances as contemplated in Paragraph 2(d), you shall receive, in lieu of the payments and benefits described in Paragraph 3 hereof, severance pay and other benefits under this Agreement which are equal to the severance pay and other benefits that you would have received under the Dynegy Inc. Executive Severance Pay Plan (as Amended on September 15, 2005) (the ‘Executive Plan’) as if you were a participant (holding the title of Chief Executive Officer) in such plan who had satisfied all conditions and requirements to receive severance pay and other benefits thereunder. In addition to any severance pay and other benefits for which you are eligible under the Executive Plan, (i) you shall be entitled to a lump sum amount equal to the value of the 401(k) Plan matching contribution and Portable Retirement Plan benefit you otherwise would have received through the end of the Term of this Agreement; and (ii) any restricted stock and any employee stock options granted to you prior to or during the term of this Agreement shall become vested as of your employment termination date. In addition, all of your outstanding stock options that are vested, whether pursuant to this provision or otherwise, shall remain exercisable by you for the lesser of three years from the date of your employment termination or the remaining original term of the options under the applicable option agreements or plans pursuant to which such options were granted (irrespective of any mandatory exercise period specified therein that would otherwise be triggered by your termination of employment).

For purposes of this Agreement a ‘constructive termination’ shall be deemed to have occurred in the event that (i) your Base Salary as defined in Paragraph 3(a) is reduced; (ii) the Company materially breaches this Agreement; or (iii) your position is relocated outside of the Houston, Texas metropolitan area. Any resignation by you as a result of assertion of a constructive termination shall be communicated by delivery to the General Counsel of the Company by written notice of not less than thirty (30) days, setting forth the grounds therefor, during which period the Company shall be entitled to cure or remedy the matters set forth in such notice to your reasonable satisfaction. Unless you withdraw such notice prior to the expiration of this thirty (30) day period, such resignation shall take effect upon the expiration of thirty (30) days from the date of the delivery of the notice. Any other voluntary resignation by you shall be communicated by thirty (30) days’ advance written notice delivery to the General Counsel of the Company.

V.

Paragraph 2(d) of the Original Agreement is hereby amended and restated in its entirety as follows:

“(d) If your employment is terminated by the Company without cause, or by you following: a significant diminution in your responsibilities, authority or duties; a reduction in your Base Salary; relocation of your position outside the Houston, Texas metropolitan area; or a material breach of this Agreement by the Company, and such termination occurs within sixty (60) days before or within one year after the effective date of a ‘change in control’ (as defined below), then you shall receive the following items as your sole compensation in lieu of the payments and benefits described in Paragraph 3 hereof: (i) a lump sum cash payment equal to 2.99 times the greater of (a) your average annual Base Salary and average annual cash bonus amount pursuant to the Company’s Incentive Compensation Plan as described in Paragraph 3(b) for the three calendar years immediately prior to the calendar year of your employment termination date or (b) your annual Base Salary and target annual cash bonus amount under the Company’s Incentive Compensation Plan as described in Paragraph 3(b) for the year in which your employment is terminated; (ii) a lump sum cash payment in an amount equal to (1) the aggregate annual target opportunity under the Company’ Incentive Compensation Plan and any other applicable short term incentive compensation plans or arrangements in which you participate that could have been earned by you for the fiscal year of the Company during which such termination of employment occurs (determined as if all applicable goals and targets had been satisfied in full), multiplied by (2) a fraction, the numerator of which is the number of days during the period beginning on the first day of such fiscal year and ending on the date of such termination of employment, and the denominator of which is three hundred sixty-five (365); (iii) for a period of thirty-six (36) months from your employment termination date, all medical, dental and vision benefits the Company was maintaining for you and your family as of your employment termination date; but the continued medical, dental and vision benefits referenced herein are contingent upon your payment of your respective portion of the premium required for each such benefit; and (iv) any outstanding stock options, restricted stock awards, phantom stock and other equity-based awards previously granted to you shall immediately vest upon a ‘change in control’. In addition, all of your outstanding stock options that are vested, whether pursuant to this provision or otherwise, shall remain exercisable by you for the lesser of five years from the date of your employment termination or the remaining original term of the options under the applicable option agreements or plans pursuant to which such options were granted (irrespective of any mandatory exercise period specified therein that would otherwise be triggered by your termination of employment).

For purposes of this Agreement, ‘change in control’ shall have the same meaning as specified in Section 2.1 of the first amendment to the Second Supplement to the Dynegy Inc. Executive Severance Pay Plan (the ‘Executive Plan Second Supplement’).”

VI.

Paragraph 2(f) of the Original Agreement is hereby amended and restated in its entirety as follows (however, for avoidance of doubt, the last sentence of Paragraph 2 of the Original Agreement shall remain in effect):

“(f) Any termination of your employment after the expiration of the Term of this Agreement shall be made pursuant to the Company’s then-existing practices and procedures, including severance and other employee benefit plans. Notwithstanding any other provision of this Agreement, upon a change in control as defined in Paragraph 2(d) hereof, any outstanding stock options, restricted stock awards, phantom stock and other equity-based awards previously granted to you shall immediately vest.”

VII.

Paragraph 3(d) of the Original Agreement is hereby renamed Paragraph 3(c) (Paragraph 3(c) of the Original Agreement having been fully satisfied during the term of the Original Agreement) and Paragraph 3(d) of the Original Agreement is hereby amended and restated in its entirety as follows:

“(d) Anything to the contrary herein notwithstanding, if the severance benefits provided for under this Agreement, together with any other payments or benefits that you have the right to receive from the Company (the ‘payments’), would equal or exceed an amount equal to three times your ‘base amount’ (as defined in Section 280G(b)(3) of the Code) and would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the ‘Excise Tax’), the Company shall pay to you an additional payment (a ‘Gross-up Payment’) in an amount such that after payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed on any Gross-up Payment, you will retain an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payments. The Plan Administrator appointed and serving under Section 4.7 of the Executive Plan Second Supplement shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment. You shall notify the Company immediately in writing of any claim by the Internal Revenue Service which, if successful, would require the Company to make a Gross-up Payment (or a Gross-up Payment in excess of that, if any, initially determined by the Plan Administrator) within five (5) days of the receipt of such claim. The Company shall notify you in writing at least five (5) days prior to the due date of any response required with respect to such claim if it plans to contest the claim. If the Company decides to contest such claim, then you shall cooperate fully with the Company in such action; provided, however, the Company shall bear and pay directly or indirectly all costs and expenses (including additional interest and penalties) incurred in connection with such action and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of the Company’s action. If, as a result of the Company’s action with respect to a claim, you receive a refund of any amount paid by the Company with respect to such claim, then you shall promptly pay such refund to the Company. If the Company fails to timely notify you whether it will contest such claim or the Company determines not to contest such claim then the Company shall immediately pay to you the portion of such claim, if any, which it has not previously paid to you.”

VIII.

Paragraph 3(e) of the Original Agreement, having been fully satisfied during the term of the Original Agreement, is hereby deleted in its entirety.

IX.

The persons to receive notice in Paragraph 7(e) of the Original Agreement are hereby amended and restated as follows:

“If to you:	If to the Company:

Bruce A. Williamson	Carol F. Graebner, Executive Vice
79 Wincrest Falls	President and General Counsel
Cypress, Texas 77429	Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, TX 77002

With a copy to:

Patricia A. Hammick
Lead Director, Dynegy Inc.
109 Lawrence Cove Lane
Kilmarnock, VA 22482”

The provisions of this Second Amendment, when executed, shall constitute an agreement supplemental to and in amendment of the Original Agreement, as amended by Amendment No. 1 to the Original Agreement, and shall be construed with and as a part of the Original Agreement. Except as modified and expressly amended by this Second Amendment, the Original Agreement is in all respects ratified and confirmed, and all of the terms, provisions and conditions thereof shall be and remain in full force and effect.

If the foregoing reflects your understanding of the terms amending your Original Agreement with the Company, as Amended by Amendment No. 1 to the Original Agreement, please execute this Second Amendment in the space provided below and return a copy to me.

DYNEGY INC.

	By:	/s/ CAROL F. GRAEBNER
Carol F. Graebner, Executive Vice President and General Counsel

AGREED AND ACCEPTED this 15th day of September 2005.

/s/ BRUCE A. WILLIAMSON
Bruce A. Williamson